Exhibit 16.1

September 8, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4 of Form 8-K dated September 5, 2003, of UTEK Corporation and are in agreement with the statements contained in the section (a), section (c), section (d), and section (e) on page two therein. We have no basis to agree or disagree with any of the sentences in section (b) on page two of the above referenced filing.

/s/ Ernst & Young LLP